UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934

J.D. EDWARDS & COMPANY
(Name of Subject Company (Issuer))

PEOPLESOFT, INC.
JERSEY ACQUISITION CORPORATION
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

281667105
(CUSIP Number of Class of Securities)

Anne S. Jordan
Senior Vice President, General Counsel and Secretary
PeopleSoft, Inc.
4460 Hacienda Drive
Pleasanton, California 94588
(925) 225-3000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

COPY TO:
Douglas D. Smith, Esq.
Lisa A. Fontenot, Esq.
Gibson, Dunn & Crutcher LLP
One Montgomery Street, 31st Floor
San Francisco, CA 94104
(415) 393-8200

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

The following press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares. The solicitation and the offer to exchange the common stock of J.D. Edwards & Company referenced in the press release will only be made pursuant to an Offer to Purchase and related materials that PeopleSoft, Inc. intends to file with the Securities and Exchange Commission shortly. Stockholders should read those materials carefully because they will contain important information, including the terms and conditions of the offer to exchange. The offer to purchase and related materials will be available without charge at the SEC’s website at www.sec.gov or at PeopleSoft’s website at www.peoplesoft.com.

PeopleSoft and J.D. Edwards Amend Definitive
Merger Agreement

Companies Reaffirm Commitment to Combine

PeopleSoft to Commence Exchange Offer

PLEASANTON, Calif. and DENVER, Colo. – June 16, 2003 – PeopleSoft, Inc. (Nasdaq: PSFT) and J.D. Edwards & Company (Nasdaq: JDEC) today announced that they have amended their definitive agreement under which PeopleSoft will acquire J.D. Edwards. The amended agreement is designed to allow the two companies to accelerate the completion of the transaction, bring forward the benefits of their combination and increase the accretion to earnings per share for PeopleSoft stockholders.

Based upon the closing price of PeopleSoft common stock on June 13, 2003 of $16.92 per share, the consideration for each outstanding share of J.D. Edwards common stock would be $14.33, for a total transaction value of approximately $1.75 billion. The consideration will be paid in the form of $863 million in cash and 52.6 million newly issued PeopleSoft shares, based on J.D. Edwards 122.4 million shares outstanding. Each J.D. Edwards stockholder will have the right to elect either cash or PeopleSoft common stock, subject to proration.

The transaction is expected to be significantly accretive to PeopleSoft’s 2004 earnings per share on an adjusted basis, excluding amortization associated with acquired intangibles, the write-down of deferred revenue and other purchase accounting adjustments. The transaction is expected to close in the third calendar quarter of 2003.

The amended agreement:

•	Reaffirms PeopleSoft’s and J.D. Edwards’ Commitment to Combine. The combination of J.D. Edwards and PeopleSoft is a clear win for stockholders, customers and employees. The Boards of both companies unanimously approved the amendment and reaffirmed their support for the transaction.

•	Accelerates Closing and Minimizes Customer Uncertainty. The companies believe that the amended terms of the transaction will minimize customer uncertainty arising from Oracle’s recent tender offer and enable PeopleSoft and J.D. Edwards to speed their integration plans and the substantial benefits of the combination.

•	Protects and Enhances Stockholder Value. The cash portion of the consideration increases the certainty of the value of the transaction to J.D. Edwards stockholders and, at the same time, increases the accretion to PeopleSoft’s earnings per share for the benefit of all stockholders.

“The PeopleSoft and J.D. Edwards combination will provide exceptional value for our customers and stockholders,” said PeopleSoft President and CEO Craig Conway. “PeopleSoft will be distinguished in the market place by offering customers the broadest selection of integrated software applications available on the broadest choice of hardware, operating systems, databases and application servers. The amended agreement announced today will accelerate the benefits to PeopleSoft’s stockholders.”

“This combination of J.D. Edwards and PeopleSoft is a perfect match of two extraordinary and highly complementary companies and is the product of careful, reasoned study,” said J.D. Edwards Chairman, President and CEO Bob Dutkowsky. “The amended definitive agreement allows the companies to capture near-term financial synergies and deliver long-term stockholder value.”

Updated Synergies

PeopleSoft is updating its previous synergy estimates based on information developed at the time it originally announced the merger. As a result, opportunities to improve operating efficiencies, reduce expenses and enhance sales are expected to provide annual synergies in the range of $150 million to $200 million, which would be fully realized in 2004. Cost savings are expected to result from efficiencies in the company’s consulting and sales organizations and from eliminating redundant functions, headcount, and facilities. PeopleSoft also expects additional revenue opportunities from cross-selling and up-selling to the combined installed base.

Terms, Financing and Conditions

J.D. Edwards stockholders will elect to receive cash or stock for their J.D. Edwards shares, subject to proration. Depending upon the outcome of the stockholder elections and the resulting proration, if any, J.D. Edwards stockholders will receive cash, a fraction of a PeopleSoft common share, or a combination of cash and a fraction of a PeopleSoft common share, in each case having a value of $7.05 plus the value of 0.43 of a PeopleSoft common share for each share of J.D. Edwards common stock they own. The cash and PeopleSoft shares payable to J.D. Edwards stockholders in the offer will be allocated in accordance with the election and proration procedures such that the total amount of cash that PeopleSoft will pay in the offer and merger is fixed at $7.05 multiplied by the number of shares of J.D. Edwards purchased in the offer, and the total number of PeopleSoft shares that PeopleSoft will deliver to J.D. Edwards stockholders is fixed at 0.43 multiplied by the number of shares of J.D. Edwards purchased in the offer. The stock portion of the consideration is expected to be tax-free to J.D. Edwards stockholders.

PeopleSoft expects to commence the Exchange Offer shortly. Upon completion of the Exchange Offer, any remaining J.D. Edwards shares will be acquired in a second-step merger. After the acquisition is completed, J.D. Edwards stockholders will own 14.3 percent of the combined company.

PeopleSoft anticipates that it will finance the cash portion of the transaction with its existing cash and investments, which as of March 31, 2003, totaled approximately $2 billion. The transaction is subject to regulatory review and other customary closing conditions.

Citigroup Global Markets and Goldman, Sachs & Co. are financial advisors, and Gibson, Dunn & Crutcher LLP is the legal advisor, to PeopleSoft. Morgan Stanley is the financial advisor, and Wilson Sonsini Goodrich & Rosati is the legal advisor, to J.D. Edwards.

About PeopleSoft

PeopleSoft (Nasdaq: PSFT) is the world’s leading provider of application software for the real-time enterprise. PeopleSoft pure internet software enables organizations to reduce costs and increase productivity by directly connecting customers, suppliers, partners and employees to business processes on-line, in real time. PeopleSoft’s integrated, best-in-class applications include Customer Relationship Management, Supply Chain Management, Human Capital Management, Financial Management and Application Integration. Today more than 5,100 organizations in 140 countries run on PeopleSoft software. For more information, visit us at www.peoplesoft.com.

About J.D. Edwards & Company

J.D. Edwards (Nasdaq: JDEC) makes customers stronger, enabling them to solve their most important business challenges. The company designs, develops and markets collaborative enterprise software and consulting, education and support services. J.D. Edwards’ offerings are differentiated by a deeply ingrained attitude of listening to customers, innovating on their behalf, and delivering solutions as part of a results-oriented relationship. Founded in 1977 and headquartered in Denver, Colo., J.D. Edwards focuses on long-term business partnerships and helping its 6,700 customers in more than 110 countries manage their business processes, supply chains, enterprise assets, and supplier and customer relationships. For more information: www.jdedwards.com or 1-800-727-5333.

# # #

Additional Information

This press release was issued by PeopleSoft, Inc. and J.D. Edwards & Company on June 16, 2003. PeopleSoft stockholders should read PeopleSoft’s Solicitation/Recommendation Statement on Schedule 14D-9 filed June 12, 2003 with the Securities and Exchange Commission (“SEC”), and any amendments or supplements thereto filed with the SEC, for PeopleSoft’s recommendation regarding Oracle Corporation’s June 9th offer to purchase all outstanding shares of PeopleSoft common stock. PeopleSoft intends to commence an exchange offer and to file a registration statement on Form S-4 and Schedule TO, and J.D. Edwards plans to file a Solicitation/Recommendation Statement on Schedule 14D-9, with the SEC in connection with the transaction. PeopleSoft and J.D. Edwards expect to mail a Prospectus, the Schedule 14D-9 and related tender offer materials to stockholders of J.D. Edwards. These documents contain important information about the transaction. Investors and security holders are urged to read these documents carefully when they are available. Documents filed by PeopleSoft with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at PeopleSoft’s website at www.peoplesoft.com. Documents filed by J.D. Edwards with the SEC may be obtained without charge at the SEC’s website and at J.D. Edwards’ website at www.jdedwards.com.

In addition to the Registration Statement, Schedule TO, Prospectus and Schedule 14D-9, PeopleSoft and J.D. Edwards file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by PeopleSoft or J.D Edwards at the SEC public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the commission’s other public reference rooms in New York, N.Y. and Chicago, Ill. Please call the SEC at 800-SEC-0330 for further information on the public reference rooms. PeopleSoft and J.D. Edwards filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the commission at www.sec.gov.

Forward Looking Statements

Statements made in this press release indicating PeopleSoft’s, J.D. Edwards’ or either of their managements’ intentions, beliefs, expectations, or predictions for the future are forward-looking statements. These statements are only predictions and may differ materially from actual future events or results. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties, including: economic and political conditions in the U.S. and abroad; the ability to complete and deliver products and services within currently estimated time frames and budgets; the ability to manage expenses effectively; the ability to achieve revenues from products and services that are under development; competitive and pricing pressures; and other risks referenced from time to time in either company’s filings with the SEC. Additional risks, assumptions and uncertainties relating to the proposed acquisition of J.D. Edwards include: the risk that the two companies’ businesses will not be integrated successfully; costs related to the proposed acquisition; the satisfaction of closing conditions to the acquisition, including the receipt of regulatory approvals; the ability to close the transaction on an expedited basis; the failure to retain key employees or to complete and deliver products and services within currently estimated time frames and budgets; the inability to achieve revenues from combined lines of products; and other risks affecting the two companies’ generally as set forth in their most recent filings with the SEC. Further risks and uncertainties associated with Oracle’s June 9th tender offer include: the risk that PeopleSoft’s customers may delay or refrain from purchasing PeopleSoft products due to uncertainties about PeopleSoft’s future and the availability of product support and upgrades; the risk that key employees may pursue other employment opportunities due to concerns as to their employment security with PeopleSoft; the risk that if the Oracle offer is successful the anticipated benefits from the J.D. Edwards acquisition might not be realized as described above; the risk that stockholder litigation commenced in connection with Oracle’s offer might result in significant costs of defense, indemnification and liability; and the risks that the PeopleSoft Board of Directors’ analysis and the bases of their recommendation to the stockholders ultimately may prove to be inaccurate. All forward-looking statements are qualified by these cautionary statements and are made only as of the date they are made. Neither company is under any obligation (and expressly disclaims any such obligation) to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Lori Varlas Investor Relations PeopleSoft (877) 528-7413 lori_varlas@peoplesoft.com	Steve Swasey Public Relations PeopleSoft (925) 694-5230 steve_swasey@peoplesoft.com

Etta West Investor Relations J.D. Edwards (303) 334-4772 etta_west@jdedwards.com	Victor Chayet Corporate Communications J.D. Edwards (303) 334-5701 (voice) (303) 885-9670 (cell) victor_chayet@jdedwards.com